UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 15th January 2009	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 15th January 2009 addressed to The New York Stock Exchange, New York, United States of America (USA) declaring the unaudited results for the Third quarter & nine months ended 31st December 2008 and the press release in that regard.

Exhibit I

15th January 2009

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re : Unaudited Financial Results for the Third Quarter & nine months ended 31st December 2008

We attach herewith two files containing the unaudited financial results of the Bank for the Third quarter & nine months ended 31st December 2008 as approved by the Board of Directors at its meeting held on 14th January 2009 and a press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-
Sanjay Dongre
Executive Vice President (Legal) & Company Secretary

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2008

(Rs. in lacs)

	Particulars	Quarter Ended 31.12.2008	Quarter Ended 31.12.2007	Nine months ended 31.12.2008	Nine months ended 31.12.2007	Year ended 31.03.2008
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	446850	272690	1208144	715882	1011500
	a) Interest/discount on advances/bills	333796	186725	903958	495779	696673
	b) Income on Investments	102821	77019	288157	199441	287204
	c) Interest on balances with Reserve Bank of India and other inter bank funds	10052	8806	15777	20290	27239
	d) Others	181	140	252	372	384
2	Other Income	93939	67889	217592	173381	228315
3	A) TOTAL INCOME (1) + (2)	540789	340579	1425736	889263	1239815
4	Interest Expended	248925	128932	651227	357304	488712
5	Operating Expenses (i) + (ii)	146056	105012	413665	264288	374562
	i) Employees cost	58214	35283	173435	95575	130135
	ii) Other operating expenses	87842	69729	240230	168713	244427
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	394981	233944	1064892	621592	863274
7	Operating Profit before Provisions and Contingencies (3) - (6)	145808	106635	360844	267671	376541
8	Provisions (Other than tax) and Contingencies	53179	42313	122229	101964	148478
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	92629	64322	238615	165707	228063
11	Tax Expense	30455	21386	77208	53800	69045
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	62174	42936	161407	111907	159018
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) (12-13)	62174	42936	161407	111907	159018
15	Paid up equity share capital (Face Value of Rs.10/- each)	42514	35408	42514	35408	35443
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)					1114280
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	13.7%	13.8%	13.7%	13.8%	13.6%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) -not annualized	14.6	12.1	38.0	32.9	46.2
	(b) Diluted EPS before & after extraordinary items (net of tax expense) -not annualized	14.6	11.9	37.8	32.4	45.6
	(iv) NPA Ratios
	(a) Gross NPA	191141	86697	191141	86697	90697
	(b) Net NPA	61433	27978	61433	27978	29852
	(c) % of Gross NPA to Gross Advances	1.9%	1.2%	1.9%	1.2%	1.3%
	(d) % of Net NPA to Net Advances	0.6%	0.4%	0.6%	0.4%	0.5%
	(v) Return on assets (average) - not annualized	0.3%	0.3%	0.9%	1.0%	1.3%
18	Public Shareholding
	- No. of shares	342701428	271632320	342701428	271632320	271989920
	- Percentage of Shareholding	80.6%	76.7%	80.6%	76.7%	76.7%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(Rs. in lacs)

Particulars		Quarter Ended 31.12.2008	Quarter Ended 31.12.2007	Nine months ended 31.12.2008	Nine months ended 31.12.2007	Year ended 31.03.2008
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	138440	101092	344638	250623	353373
b)	Retail Banking	381597	245009	1105223	659200	909649
c)	Wholesale Banking	315935	180914	823337	474343	673731
d)	Other banking operations	58614	35574	146769	86734	127942
e)	Unallocated	—	—	351	—	—
	Total	894586	562589	2420318	1470900	2064695
	Less: Inter Segmental Revenue	353,797	222010	994582	581637	824880

	Income from Operations	540789	340579	1425736	889263	1239815

2	Segment Results
a)	Treasury	18404	15913	6501	39701	48832
b)	Retail Banking	27858	4984	111342	33879	54015
c)	Wholesale Banking	36000	40481	103679	90398	119796
d)	Other banking operations	17975	9294	38442	20879	30987
e)	Unallocated	(7608)	(6350)	(21349)	(19150)	(25567)

	Total Profit Before Tax	92629	64322	238615	165707	228063

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	6007445	4214011	6007445	4214011	5056093
b)	Retail Banking	(3359638)	(2303055)	(3359638)	(2303055)	(1903697)
c)	Wholesale Banking	(1323325)	(900786)	(1323325)	(900786)	(2109915)
d)	Other banking operations	405449	280513	405449	280513	325401
e)	Unallocated	(1729931)	(1290683)	(1729931)	(1290683)	(1367882)

	Total	—	—	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	The above results have been approved by the Board at its meeting held on January 14, 2009.

2	The results for the quarter and nine months ended December 31, 2008 includes operations of erstwhile Centurion Bank of Punjab Ltd. (eCBoP) for the same period, on amalgamation of eCBoP with HDFC Bank Ltd. with effect from the appointed date of April 1, 2008 as per the Scheme of Amalgamation (Scheme). Hence the results for the quarter and nine months ended December 31, 2008 are not comparable with that of the corresponding period of the previous year.

3	During the quarter and nine months ended December 31, 2008, the Bank allotted 114,952 shares and 827,552 shares respectively pursuant to the exercise of stock options by certain employees.

4	During the quarter ended December 31, 2008, the Bank raised Rs. 578 crores as Upper Tier II capital and Rs. 1,150 crores as Lower Tier II capital, both in the form of subordinated bonds.

5	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

6	Provision for taxes includes Rs. 8.6 crores and Rs. 21.7 crores towards provision for Fringe Benefit Tax for the quarter and nine months ended December 31, 2008.

7	As on December 31, 2008, the total number of branches (including extension counters) and the ATM network stood at 1,412 branches and 3,177 ATMs respectively.

8	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2008: Opening : nil ; Additions : 54 ; Disposals : 54 ; Closing position : nil.

9	The results for the quarter ended December 31, 2008, have been subjected to a “Limited Review” by the Statutory Auditors of the Bank.

10	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

11	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : January 14, 2009	Managing Director

(Rs. in lacs)

Summarised Balance Sheet	As at 31-12-2008	As at 31-12-2007
CAPITAL AND LIABILITIES
Capital	42514	35408
Reserves and Surplus	1407493	1100435
Employees’ Stock Options (Grants) Outstanding	735	—
Deposits	14486247	9938693
Borrowings	451101	327166
Other Liabilities and Provisions*	1930436	1742243

Total	18318526	13143945

ASSETS
Cash and balances with Reserve Bank of India	1000635	913791
Balances with Banks and Money at Call and Short notice	248292	427777
Investments	6333752	4173685
Advances	9878417	7138682
Fixed Assets	166956	106513
Other Assets	690474	383497

Total	18318526	13143945

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs. 531070 lacs as on December 31, 2008 (previous year: Rs. 324205 lacs).

NEWS RELEASE

HDFC BANK LTD.—FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2008

The Board of Directors of HDFC Bank Limited approved the bank’s (Indian GAAP) accounts for the quarter and nine months ended December 31, 2008 at their meeting held in Mumbai on Wednesday, January 14, 2009. The accounts have been subjected to limited review by the bank’s statutory auditors.

The merger of Centurion Bank of Punjab Ltd (CBoP) with HDFC Bank Limited became effective on May 23, 2008 as per the order of Reserve Bank of India (RBI), with April 1, 2008 as the appointed date. The results for the period ended December 2008 are therefore for the merged entity, whilst the results for the period ended December 2007 are on a standalone basis for HDFC Bank. The results are, therefore, not comparable.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2008

The total income for the bank for the quarter ended December 31, 2008 grew by 58.8% over the corresponding quarter ended December 31, 2007 to Rs. 5,407.9 crores. Net revenues (net interest income plus other income) were Rs. 2,918.6 crores for the quarter ended December 31, 2008, an increase of 37.9% over Rs. 2,116.5 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs. 2,726.9 crores in the quarter ended December 31, 2007 to Rs. 4,468.5 crores in the quarter ended December 31, 2008, up by 63.9%. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2008 increased by 37.7% to Rs. 1,979.3 crores, driven by average asset growth of 44.1% and a net interest margin (NIM) of around 4.3% for the quarter ended December 31, 2008.

Other income (non-interest revenue) for the quarter ended December 31, 2008 was Rs. 939.4 crores as against Rs. 678.9 crores for the quarter ended December 31, 2007. Fees and commission was the main contributor to other income for the quarter and increased by 40.0% to Rs. 644.0 crores. The other two major components of other income were foreign exchange/derivatives revenues of Rs. 62.8 crores (corresponding quarter ended December 31, 2007 Rs. 74.2 crores) and profit on revaluation/sale of investments of Rs. 232.1 crores, as against Rs. 131.5 crores for the quarter ended December 31, 2007. Operating expenses for the quarter ended December 31, 2008 grew by 39.1% to Rs. 1,460.6 crores and were 50.0% of net revenues. Provisions and contingencies for the quarter were Rs. 531.8 crores (against Rs. 423.1 crores for the corresponding quarter ended December 31, 2007) comprising primarily of loan loss provisions of Rs. 465.4 crores against Rs. 350.1 crores for the quarter ended December 31, 2007. After providing Rs. 304.6 crores for taxation, the Bank earned a Net Profit of Rs. 621.7 crores, an increase of 44.8% over the quarter ended December 31, 2007.

Balance Sheet: As of December 31, 2008

The Bank’s total balance sheet size increased by 39.4% from Rs. 131,440 crores as of December 31, 2007 to Rs. 183,185 crores as of December 31, 2008. Total deposits were Rs. 144,862 crores, an increase of 45.8% from December 31, 2007. Savings account deposits grew by 32.5% to Rs.33,081 crores as of December 31, 2008. With time deposits having grown by as high as 79.3% to Rs. 87,523 crores as at December 31, 2008, the CASA mix for the merged entity was around 40% of total deposits. The Bank’s total customer assets (including advances, corporate debentures, etc.) increased to Rs. 100,682 crores as against Rs. 74,979 crores as of December 31, 2007, a growth of 34.3%. Retail loans at Rs. 59,647 crores form 59.6% of gross advances.

Nine months ended December 31, 2008

For the nine months ended December 31, 2008, the Bank earned total income of Rs. 14,257.4 crores as against Rs. 8,892.6 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2008 were Rs. 7,745.1 crores, up by 45.6% over Rs. 5,319.6 crores for the nine months ended December 31, 2007. Net Profit for the nine months ended December 31, 2008 was Rs. 1,614.1 crores, up by 44.2% over the corresponding nine months ended December 31, 2007.

OTHER UPDATE:

The Bank’s total Capital Adequacy Ratio (CAR) as at December 31, 2008 stood at 13.7% as against the regulatory minimum of 9.0%. Tier-I CAR was 9.7%. The Bank raised Rs. 1,728 crores of Tier II bonds during the quarter ended December 31, 2008.

As of December 31, 2008, the Bank had a significantly larger distribution network with 1,412 branches and 3,177 ATMs in 527 cities, as against 754 branches and 1,906 ATMs in 327 cities as of December 31, 2007.

Gross non-performing assets as of December 31, 2008 were at 1.9% of gross advances as against 1.6% as of September 30, 2008. Net non-performing assets to net advances as of December 31, 2008 remained stable at the September 30, 2008 level of 0.6%. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.